Filed Pursuant to Rule 253(g)(2)
File No. 024-11643

FUNDRISE INCOME eREIT V, LLC

SUPPLEMENT NO. 3 DATED OCTOBER 7, 2021
TO THE OFFERING CIRCULAR DATED SEPTEMBER 24, 2021

This document supplements, and should be read in conjunction with, the offering circular of Fundrise Income eREIT V, LLC (“we”, “our” or “us”), dated September 24, 2021, as previously supplemented, and filed by us with the Securities and Exchange Commission (the “Commission”) (collectively, the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

        The purpose of this supplement is to:

•	Disclose as an appendix the information contained in the Company’s Semi-Annual Report on Form 1-SA for the Semiannual Period ended June 30, 2021.

The following information is included as an appendix to the Offering Circular:

Item 1.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes thereto contained in this Semiannual Report on Form 1-SA (“Semiannual Report”). The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the Statements Regarding Forward Looking Information contained in our latest offering circular (our “Offering Circular”) qualified by the Securities and Exchange Commission (“SEC”) as of June 30, 2021, which may be accessed here. Unless otherwise indicated, the latest results discussed below are as of June 30, 2021. The financial statements included in this filing as of June 30, 2021 and for the six months ended June 30, 2021 and 2020 are unaudited and have not been reviewed, and may not include year-end adjustments necessary to make those financial statements comparable to audited results, although in the opinion of management all necessary adjustments have been included to make interim statements of operations not misleading.

Business

Fundrise Income eREIT V, LLC is a Delaware limited liability company formed on April 3, 2019 to originate, invest in and manage a diversified portfolio of real estate investments. We may also invest in real estate-related debt securities (including commercial mortgage-backed securities, collateralized debt obligations, and real estate investment trust (“REIT”) senior unsecured debt) and other real estate-related assets. We may make our investments through majority-owned subsidiaries, some of which may have rights to receive preferred economic returns. The Company has one reportable segment consisting of investments in real estate. The use of the terms “Fundrise Income eREIT V”, the “Company”, “we”, “us” or “our” in this Semiannual Report refer to Fundrise Income eREIT V, LLC unless the context indicates otherwise.

As a limited liability company, we have elected to be taxed as a C corporation. Commencing with the taxable year ending December 31, 2020, the Company operates in a manner intended to qualify for treatment as a REIT under the Internal Revenue Code of 1986, as amended.

We are externally managed by Fundrise Advisors, LLC (our “Manager”), which is an investment adviser registered with the SEC, and a wholly-owned subsidiary of Rise Companies Corp. (our “Sponsor”), the parent company of Fundrise, LLC, our affiliate. Fundrise, LLC owns and operates the online investment platform located at www.fundrise.com (the “Fundrise Platform”), which allows investors to hold interests in real estate opportunities that may have been historically difficult to access for some investors. Our Manager has the authority to make all of the decisions regarding our investments, subject to the limitations in our operating agreement and the direction and oversight of our Manager’s investment committee. Our Sponsor also provides asset management, marketing, investor relations and other administrative services on our behalf. Accordingly, we do not currently have any employees nor do we currently intend to hire any employees who will be compensated directly by us.

Risk Factors

We face risks and uncertainties that could affect us and our business as well as the real estate industry generally. These risks are outlined under the heading “Risk Factors” contained in our latest Offering Circular filed with the ("SEC") as of June 30, 2021, which may be accessed here, as the same may be updated from time to time by our future filings under Regulation A (“Regulation A”) of the Securities Act of 1933, as amended (the “Securities Act”). In addition, new risks may emerge at any time and we cannot predict such risks or estimate the extent to which they may affect our financial performance. These risks could result in a decrease in the value of our common shares.

Offering Results

As of June 30, 2021, our Manager had closed our offering of up to $50.0 million in our common shares during the rolling twelve-month period under Regulation A (the “Offering”). Effective March 15, 2021, the SEC adopted an amendment to increase the maximum offering amount under Tier 2 of Regulation A from $50.0 million to $75.0 million. The Offering was, and will be in the future, conducted as a continuous offering pursuant to Rule 251(d)(3) of Regulation A, meaning that while the offering of securities is continuous, active sales of securities may occur sporadically over the term of the Offering. As of June 30, 2021 and December 31, 2020, we had raised total gross offering proceeds of approximately $49.2 million from settled subscriptions (including the $15,000 received in the private placements to our Sponsor and Fundrise, L.P., an affiliate of our Sponsor), and had settled subscriptions in our Offering and private placements for an aggregate of approximately 4,918,000 of our common shares.

On September 24, 2021, the Company qualified an additional $72.3 million of common shares for sale pursuant to Regulation A as part of the Offering. Refer to "Recent Developments" for further information.

Until June 30, 2020, the per share purchase price for our common shares was $10.00, an amount that was arbitrarily determined by our Manager. Thereafter, the per share purchase price for our common shares has been and will continue to be adjusted at the end of each semi-annual period, or such other period as determined by our Manager in its sole discretion, but no less frequently than annually. Our Manager has initially determined to adjust the per share purchase price semi-annually, as of January 1st and July 1st of each year (or as soon as commercially reasonable and announced by us thereafter), to the greater of (i) $10.00 per share or (ii) our net asset value (“NAV”), divided by the number of our common shares outstanding as of the end of the prior semi-annual period (“NAV per share”).

Below is the NAV per share, as determined in accordance with our valuation policy. Linked in the table is the relevant Form 1-U detailing each NAV evaluation method, incorporated by reference herein.

Date	NAV Per Share	Link
June 30, 2020	$10.00	Form 1-U
December 31, 2020	$10.00	Form 1-U
June 30, 2021	$10.11	Form 1-U

Distributions

To qualify as a REIT and maintain our qualification as a REIT, we will be required to make aggregate annual distributions to our shareholders of at least 90% of our REIT taxable income (computed without regard to the dividends paid deduction and excluding net capital gain), and to avoid federal income and excise taxes on retained taxable income and gains we must distribute 100% of such income and gains annually. Our Manager may authorize distributions in excess of those required for us to maintain REIT status and/or avoid such taxes on retained taxable income and gains depending on our financial condition and such other factors as our Manager deems relevant. Provided we have sufficient available cash flow, we intend to authorize and declare distributions based on daily record dates and pay distributions on a quarterly or other periodic basis. We have not established a minimum distribution level.

While we are under no obligation to do so, we have in the past and expect in the future to declare and pay distributions monthly or quarterly in arrears; however, our Manager may declare other periodic distributions as circumstances dictate. In order that investors may generally begin receiving distributions immediately upon our acceptance of their subscription, we expect to authorize and declare distributions based on daily record dates. However, there may also be times when our Manager elects to reduce our rate of distributions in order to preserve or build up a higher level of liquidity at the Company level. For example, in response to the global outbreak of a new strain of coronavirus (“COVID-19”), the Manager determined to delay or reduce distributions from March 31, 2020 through June 30, 2020 in order to preserve liquidity at the Company level. The Manager does not expect any such trend to continue long-term, as, among other things, as a REIT, we are required to distribute at least 90% of our REIT taxable income annually.

On July 9, 2020, we paid our first distribution to shareholders for the distribution period of April 1, 2020 through April 30, 2020. In addition, our Manager has declared daily distributions for shareholders of record as of the close of business on each day for the periods as shown in the table below.

Distribution Period	Daily Distribution Amount/Common Share	Date of Declaration	Payment Date (1)	Annualized Yield (2)		Link
04/01/2020 - 04/30/2020	0.0005479452	03/30/2020	07/09/2020	2.00%		Form 1-U
05/01/2020 - 05/31/2020	0.0004109589	04/29/2020	07/09/2020	1.50%		Form 1-U
06/01/2020 - 06/30/2020	0.0004109589	05/27/2020	07/09/2020	1.50%		Form 1-U
07/01/2020 - 07/31/2020	0.0004109589	06/29/2020	10/08/2020	1.50%		Form 1-U
08/01/2020 - 08/31/2020	0.0002739726	07/30/2020	10/08/2020	1.00%		Form 1-U
09/01/2020 - 10/01/2020	0.0002739726	08/28/2020	10/08/2020	1.00%		Form 1-U
10/02/2020 - 10/31/2020	0.0002739726	10/01/2020	01/12/2021	1.00%		Form 1-U
11/01/2020 - 11/30/2020	0.0002739726	10/29/2020	01/12/2021	1.00%		Form 1-U
12/01/2020 - 12/31/2020	0.0008219178	11/25/2020	01/12/2021	3.00%		Form 1-U
01/01/2021 - 01/31/2021	0.0009589041	12/29/2020	04/13/2021	3.50%		Form 1-U
02/01/2021 - 02/28/2021	0.0011643836	01/28/2021	04/13/2021	4.25%		Form 1-U
03/01/2021 - 03/31/2021	0.0011643836	02/25/2021	04/13/2021	4.25%		Form 1-U
04/01/2021 - 04/30/2021	0.0011643836	03/30/2021	07/13/2021	4.25%		Form 1-U
05/01/2021 - 05/31/2021	0.0017808219	04/29/2021	07/13/2021	6.50%		Form 1-U
06/01/2021 - 06/30/2021	0.0020547945	05/28/2021	07/13/2021	7.50%		Form 1-U
07/01/2021 - 07/31/2021	0.0021917808	06/29/2021	10/21/2021	8.00%		Form 1-U
08/01/2021 - 08/31/2021	0.0024657534	07/28/2021	10/21/2021	9.00%		Form 1-U
09/01/2021 - 10/01/2021	0.0027397260	08/27/2021	10/21/2021	10.00%		Form 1-U
Weighted Average	0.0010765173(3)			3.93	%(4)

(1)	Dates presented are the dates on which the distributions were, or are, scheduled to be distributed; actual distribution dates may vary.

(2)	Annualized yield numbers represent the annualized yield amount of each distribution calculated on an annualized basis at the then current rate, assuming a $10.00 per share purchase price. While the Manager is under no obligation to do so, each annualized basis return assumes that the Manager would declare distributions in the future similar to the distributions for each period presented, and there can be no assurance that the Manager will declare such distributions in the future or, if declared, that such distributions would be of a similar amount.

(3)	Weighted average daily distribution amount per common share is calculated as the average of the daily declared distribution amounts from April 1, 2020 through October 1, 2021.

(4)	Weighted average annualized yield is calculated as the annualized yield of the average daily distribution amount for the periods presented, using a $10.00 per share purchase price.

Any distributions that we make directly impacts our NAV by reducing the amount of our assets. Our goal is to provide a reasonably predictable and stable level of current income, through quarterly or other periodic distributions, while at the same time maintaining a fair level of consistency in our NAV. Over the course of a shareholder’s investment, the shareholder’s distributions plus the change in NAV per share (either positive or negative) will produce the shareholder’s total return.

Our distributions will generally constitute a return of capital to the extent that they exceed our current and accumulated earnings and profits as determined for U.S. federal income tax purposes. To the extent that a distribution is treated as a return of capital for U.S. federal income tax purposes, it will reduce a shareholder’s adjusted tax basis in the shareholder’s shares, and to the extent that it exceeds the shareholder’s adjusted tax basis will be treated as gain resulting from a sale or exchange of such shares.

Redemption Plan

Although we do not intend to list our common shares for trading on a stock exchange or other trading market, we have adopted a redemption plan designed to provide our shareholders with limited liquidity for their investment in our shares. The Company’s redemption plan provides that on a quarterly basis, subject to certain exceptions, a shareholder could obtain liquidity as described in detail in our Offering Circular. Our Manager may in its sole discretion, amend, suspend, or terminate the redemption plan at any time, including to protect our operations and our non-redeemed shareholders, to prevent an undue burden on our liquidity, to preserve our status as a REIT, following any material decrease in our NAV, or for any other reason.

Effective as of March 31, 2020, our Manager determined to (i) suspend the processing and payment of redemptions under our redemption plan until further notice, and (ii) delay the consideration and processing of all outstanding redemption requests until further notice. We resumed the processing and payment of redemptions under our redemption plan as of June 30, 2020.

As of June 30, 2021, approximately 840,000 common shares had been submitted for redemption since operations commenced, and 100% of such redemption requests have been honored.

Critical Accounting Policies

Our accounting policies have been established to conform with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The preparation of financial statements in conformity with U.S. GAAP requires us to use judgment in the application of accounting policies, including making estimates and assumptions. These judgments may affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements, and the reported amounts of revenue and expenses during the reporting periods. Management believes that we have made these estimates and assumptions in an appropriate manner and in a way that accurately reflects our financial condition. We continually test and evaluate these estimates and assumptions using our historical knowledge of the business, as well as other factors, to ensure that they are reasonable for reporting purposes. However, actual results may differ from these estimates and assumptions. If our judgment or interpretation of the facts and circumstances relating to various transactions had been different, it is possible that different accounting policies would have been applied, thus resulting in a different presentation of the financial statements.

We believe the following accounting estimates are the most critical to aid in fully understanding our reported financial results, and they require our most difficult, subjective or complex judgments, resulting from the need to make estimates about the effect of matters that are inherently uncertain.

Real Estate Debt Investment Impairment

We recognize losses on both principal and interest of real estate debt investments if it is probable that we will be unable to collect all amounts due according to the contractual terms of the agreement. Indicators of impairment are based on current information and events including economic, industry, and geographical factors, as well as borrower creditworthiness. If indicators are present and an investment is deemed impaired, the impairment is measured based on the expected future cash flows discounted at the investment’s effective interest rate or the fair value of the real property collateralizing the impaired loan, less estimated costs to sell.

The fair value of the investment or the underlying collateral is determined using industry techniques, which include a discounted cash flow, comparable sales or other income approaches. These valuation techniques require assumptions regarding future occupancy, rental rates, capital requirements, capitalization rates and discount rates that could differ materially from actual results and involve a high degree of judgment. If the carrying value is in excess of the estimated fair value of the investment, we would recognize an impairment loss equivalent to the amount required to adjust the carrying value to its estimated fair value, calculated in accordance with current U.S. GAAP fair value provisions. Changes in the facts and circumstances that drive management’s assumptions may result in an impairment to the Company’s assets in a future period that could be material to the Company’s results of operations.

Investments in Equity Method Investees Impairment

The Company evaluates its investments in equity method investees for impairment whenever events or changes in circumstances indicate that there may be an other-than-temporary decline in value. If it is determined that an impairment exists and is other than temporary, then the Company estimates the fair value of the investment using various valuation techniques including, but not limited to, discounted cash flow models, the Company’s intent and ability to retain its investment in the entity, the financial condition and long-term prospects of the entity, and the expected term of the investment. Such assumptions involve a high degree of judgment and could be impacted by future economic and market conditions. If the Company determined any decline in value is other-than-temporary, the Company would recognize an impairment loss to reduce the carrying value of its investment to fair value.

Recent Accounting Pronouncements

The Financial Accounting Standards Board has released several Accounting Standards Updates (each an “ASU”) that may have an impact on our financial statements. See Recent Accounting Pronouncements in Note 2, Summary of Significant Accounting Policies in our financial statements for discussion of the relevant ASUs. We are currently evaluating the impact of the various ASUs on our financial statements and determining our plan for adoption.

Extended Transition Period

Under Section 107 of the Jumpstart Our Business Startups Act of 2012, we are permitted to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. This permits us to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date that we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in Section 7(a)(2)(B). By electing to extend the transition period for complying with new or revised accounting standards, these financial statements may not be comparable to companies that adopt accounting standard updates upon the public business entity effective dates.

Sources of Operating Revenues and Cash Flows

We expect to primarily generate revenues from interest revenue on our real estate debt investments, cash flow distributions from equity method investees, and for income to primarily be derived through the difference between revenue and the cost at which we are able to finance our investments. We may also seek to acquire investments which generate attractive returns without any leverage. See Note 2, Summary of Significant Accounting Policies, Revenue Recognition, in our financial statements for further detail.

Results of Operations

We substantially commenced operations on December 6, 2019. For the six months ended June 30, 2021 and 2020, we had total net income of approximately $929,000 and $180,000, respectively.

Revenue

Interest Revenue

For the six months ended June 30, 2021 and 2020, we earned interest revenue of approximately $1.3 million and $265,000, respectively, from our real estate debt investments. The increase in interest revenue is primarily attributable to more capital being deployed to debt investments in the current period.

Other Revenue

For the six months ended June 30, 2021 and 2020, we earned other revenue of approximately $20,000 and $64,000, respectively, which was primarily due to dividends earned from our money market investments. The decrease is primarily due to the discontinuation of the money market investment program subsequent to June 30, 2020.

Expenses

General and Administrative Expenses

For the six months ended June 30, 2021 and 2020, we incurred general and administrative expenses of approximately $111,000 and $153,000, respectively, which includes auditing and professional fees, transfer agent fees, bank fees, software and subscription fees, and other costs associated with operating our business. The decrease in general and administrative expenses is primarily due to greater REIT compliance and tax services provided in 2020 compared to the same period in 2021.

Asset Management and Other Fees – Related Party

For the six months ended June 30, 2021 and 2020, we incurred asset management fees due to the Manager of approximately $194,000 and $0, respectively. The increase in the amount of asset management fees is due to the expiration of the fee waiver period. See Note 8, Related Party Arrangements for further information.

Other Income (Expense)

Equity in Earnings (Losses)

For the six months ended June 30, 2021 and 2020, we recognized equity in earnings (losses) of approximately $(69,000) and $4,000, respectively, from our investments in equity method investees. The decrease in equity in earnings is due to two additional investments made in equity method investees during the period that recognized a loss for the six months ended June 30, 2021.

Interest Expense – Related Party

For the six months ended June 30, 2021 and 2020, we incurred interest expense of approximately $11,000 and $0, respectively. The increase is due to the related party notes executed in May and June of 2021. No related party notes were outstanding for the six months ended June 30, 2020.

Our Investments

As of June 30, 2021, we had entered into the following investments. See “Recent Developments” for a description of any investments we have made since June 30, 2021. Note that the use of the term “controlled subsidiary” is not intended to conform with U.S. GAAP definition and does not correlate to a subsidiary that would require consolidation under U.S. GAAP.

Senior Secured Loans	Location	Type of Property	Date of Acquisition	Interest Rate (1)	Maturity Date (2)	Total Commitment (3)	LTV (4)	LTC (5)	Overview (Form 1-U)
HM Senior Loan	Atlanta, GA	Land	03/09/2020	9.0%	03/09/2023	$9,460,000	83.7%	68.9%	Initial
Vose VN Senior Loan	Van Nuys, CA	Multifamily	11/09/2020	9.8%	11/09/2021	$12,500,000	85.0%	-	Initial

Mezzanine Loans	Location	Type of Property	Date of Acquisition	Interest Rate (1)	Maturity Date (2)	Total Commitment (3)	LTV (4)	LTC (5)	Overview (Form 1-U)
Oakridge Mezzanine Loan	Forney, TX	Multifamily	10/23/2020	12.5%	10/23/2023	$11,625,000	-	80.3%	Initial

(1)	Interest Rate refers to the projected annual interest rate on each loan. The interest rates presented does not distinguish between interest that is paid current and interest that accrues to the maturity date, nor does it include any increases in interest rates that may occur in the future.

(2)	Maturity Date refers to the initial maturity date of each loan, and does not take into account any extensions that may be available.

(3)	Total Commitment refers to the total commitment made by the Company to fund the loan, not all of which may have been funded on the acquisition date.
(4)	LTV, or loan-to-value ratio, is the approximate amount of the total commitment amount plus any other debt on the asset, divided by the anticipated future value of the underlying asset at stabilization as determined by our Manager. LTVs presented are as of the date of acquisition by the Company, and have not been subsequently updated. There can be no assurance that such value will be achieved. For performance evaluation, we generally use LTV for properties that are generating cash flow.

(5)	LTC, or loan-to-cost ratio, is the approximate amount of the total commitment plus any other debt on the asset, divided by the anticipated cost to complete the project. For performance evaluation, we generally use LTC for properties that are subject to construction. LTCs presented are as of the date of acquisition by the Company, and have not been subsequently updated. There can be no assurance that the anticipated completion cost will be achieved.

Real Property Controlled Subsidiaries (JV Equity Investments)	Location	Property Type	Date of Acquisition	Purchase Price (1)	Overview (Form 1-U)
4 Fifty Five JV LLC	Antioch, TN	Multifamily	04/16/2021	$5,252,000	Initial
Liberty Hills JV LP	Houston, TX	Multifamily	04/23/2021	$7,031,000	Initial

(1)	Purchase Price refers to the total price paid by us for our pro rata share of the equity in the controlled subsidiary.

As of June 30, 2021, the Company's investments in companies that are accounted for under the equity method of accounting included the initial and subsequent contributions to National Lending, LLC (“National Lending”) in exchange for ownership interests. See Note 8, Related Party Arrangements for further information regarding National Lending.

As of June 30, 2021, the Company had one investment in debt securities, which was classified as held-to-maturity, of approximately $43,000. See Note 3, Investments in Debt Securities, in our financial statements, for further information.

Liquidity and Capital Resources

We require capital to fund our investment activities and operating expenses. Our capital sources may include net proceeds from our Offering, cash flow from operations, net proceeds from asset repayments and sales, borrowings under credit facilities, other term borrowings and securitization financing transactions.

We obtain the capital required to primarily originate, invest in and manage a diversified portfolio of real estate investments and conduct our operations from the proceeds of our Offering and from secured or unsecured financings from banks and other lenders and from any undistributed funds from our operations. As of June 30, 2021, we had deployed approximately $47.1 million to acquire seven investments and had approximately $3.5 million in cash and cash equivalents on hand. The Company has a continuous funding commitment to maintain a total contribution amount of up to 5% of its assets under management to National Lending. In addition to our investments of approximately $47.1 million, we had future funding commitments up to an additional $1.0 million related to our investments. As of June 30, 2021, we anticipate that cash on hand, distributions from equity method investments, future offerings and proceeds from related party notes will provide sufficient liquidity to meet future funding commitments and costs of operations. As of June 30, 2021, the Manager closed the Offering. If the Manager determines, the Company may in the future file an offering statement to qualify additional common shares for sale pursuant to Regulation A, or offer its common shares pursuant to Regulation D.

We may employ leverage to enhance total returns to our shareholders through a combination of senior financing on our real estate acquisitions, secured facilities, and capital markets financing transactions. We currently have outstanding Company level debt (inclusive of accrued interest) of approximately $8.1 million and $6.0 million as of September 27, 2021 and June 30, 2021, respectively. Our targeted portfolio-wide leverage after we have acquired an initial substantial portfolio of diversified investments is between 40-60% of the greater of the cost (before deducting depreciation or other non-cash reserves) or fair market value of our assets. During the period when we are acquiring our initial portfolio, we may employ greater leverage on individual assets (that will also result in greater leverage of the initial portfolio) in order to quickly build a diversified portfolio of assets. Our Manager may from time to time modify our leverage policy in its discretion in light of then-current economic conditions, relative costs of debt and equity capital, market values of our assets, general conditions in the market for debt and equity securities, growth and acquisition opportunities or other factors. However, other than during our initial period of operations, it is our policy to not borrow more than 75% of the greater of cost (before deducting depreciation or other non-cash reserves) or fair market value of our assets. We cannot exceed the leverage limit of our leverage policy unless any excess in borrowing over such level is approved by our Manager’s investment committee.

We face additional challenges in order to ensure liquidity and capital resources on a long-term basis. If we do not raise additional funds from the issuance of our common shares, we will make fewer investments resulting in less diversification in terms of the type, number and size of investments we make. The Company may be subject to more fluctuations based on the performance of the specific assets we acquire. Further, we have certain direct and indirect operating expenses. Our inability to raise substantial funds would increase our fixed operating expenses as a percentage of gross income and would limit our ability to make distributions.

Outlook and Recent Trends

After enduring the worst peacetime economic downturn since the Great Depression in 2020, the global economy is experiencing a resounding rebound with the International Monetary Fund (“IMF”) forecasting record-setting growth of 6% for 2021. Fueled by government stimulus, accommodative monetary policy, and accelerated vaccination programs, a generally ‘v-shaped’ recovery has taken hold in most sectors of the economy, including real estate where the Vanguard Real Estate Index that was down -4.72% for 2020, is now up over 30% through August 2021.

Within real estate, performance has diverged significantly between sectors, and we are encouraged by our focus on residential assets where we anticipate continued demand growth. Apartment REITs have outperformed the broader REIT sector year-to-date, returning 45% through August 31, 2021 (vs. 30% for all sectors). This follows modest underperformance in 2020 (apartment REITs returned -15% vs. -8% for all sectors). Meanwhile, after sharply negative performance in 2020 (Office -18%, Lodging -24%), these commercial sectors have continued to underperform the broader REIT sector in 2021 (Office +16%, Lodging +13%); Retail REITs have returned 39% year-to-date after posting the worst performance among REIT sectors in 2020 (-25%).

Furthermore, the Company’s real estate portfolio is primarily invested in senior loans, structured residential investments, and preferred equity structured in a mezzanine position, typically with more than 10% to 20% capital at risk junior to our investment. Our belief is a portfolio of residential loans, fixed income residential property, and preferred equity investments is likely to be more stable than most other assets.

Despite the potential for setbacks from Delta and other new COVID-19 variants, the U.S. economy is expected to continue on its strong growth trajectory through the end of 2021 and into 2022. On July 27, 2021 the IMF indicated it is maintaining its global growth forecast of 6.0% for 2021 and increasing its 2022 growth forecast to 4.9%, explaining:

“The 2021 global forecast is unchanged from the April 2021 report, but with offsetting revisions. Prospects for emerging markets and developing economies have been marked down for 2021, especially for Emerging Asia. By contrast, the forecast for advanced economies is revised up. These revisions reflect pandemic developments and changes in policy support. The 0.5 percentage-point upgrade for 2022 derives largely from the forecast upgrade for advanced economies, particularly the United States, reflecting the anticipated legislation of additional fiscal support in the second half of 2021 and improved health metrics more broadly across the group.”

The economic tailwinds are likely to broadly drive rent growth, occupancy and asset pricing. On the other hand, economic vibrancy generally raises interest rates, construction costs, and will generally create a more competitive environment for the Company. The current interest rate environment dramatically eased as a result of the Federal Reserve materially lowering rates and broad based liquidity injections, but the Federal Reserve is closely monitoring their policy stance for reevaluating factors. Capital markets are vigilantly monitoring the Federal Reserve’s policy stance. Historically when markets recover, hard assets, such as real estate, see an increase in value as a result of economic expansion.

Off-Balance Sheet Arrangements

As of June 30, 2021 and December 31, 2020, we had no off-balance sheet arrangements.

Related Party Arrangements

For further information regarding “Related Party Arrangements,” please see Note 8, Related Party Arrangements in our financial statements.

Recent Developments

Investments

The following table summarizes the real estate investments acquired by or repaid to the Company since June 30, 2021 (through September 27, 2021):

Real Estate Debt Investments	Location	Type of Property	Date of Acquisition	Interest Rate (1)	Maturity Date (2)	Total Commitment (3)	LTC (4)	Overview (Form 1-U)
Oakridge Mezzanine Loan (5)	Forney, TX	Multifamily	10/23/2020	12.5%	10/23/2023	$11,625,000	80.3%	Initial Update

(1)	Interest Rate refers to the projected annual interest rate on each loan. The interest rates presented does not distinguish between interest that is paid current and interest that accrues to the maturity date, nor does it include any increases in interest rates that may occur in the future.

(2)	Maturity Date refers to the initial maturity date of each loan, and does not take into account any extensions that may be available.

(3)	Total Commitment refers to the total commitment made by the Company to fund the loan, not all of which may have been funded on the acquisition date.
(4)	LTC, or loan-to-cost ratio, is the approximate amount of the total commitment plus any other debt on the asset, divided by the anticipated cost to complete the project. For performance evaluation, we generally use LTC for properties that are subject to construction. LTCs presented are as of the date of acquisition by the Company, and have not been subsequently updated. There can be no assurance that the anticipated completion cost will be achieved.

(5)	On July 22, 2021, we executed an amendment to Oakridge Mezzanine Loan increasing the maximum principal balance to approximately $12.6 million. The revised LTC ratio of the Oakridge Mezzanine Loan, aggregate with the senior loan, is 80.7%.

Other

Event	Date	Description

Share Purchase Price Update	07/01/2021	Beginning on July 1, 2021, the per share purchase price of our common shares was updated to $10.11 due to a change in NAV. More information can be found here.
Notes from National Lending	07/23/2021	On July 23, 2021, National Lending issued an additional promissory note to the Company in the principal amount of $2 million. The note bears a 3.5% interest rate and matures on July 23, 2022.
Declaration of August 2021 Distributions	07/28/2021	On July 28, 2021, our Manager declared a daily distribution of $0.0024657534 per share for shareholders of record as of the close of business on each day of the period commencing on August 1, 2021 and ending on August 31, 2021. More information can be found here.

Declaration of September 2021 Distributions	08/27/2021	On August 27, 2021, our Manager declared a daily distribution of $0.0027397260 per share for shareholders of record as of the close of business on each day of the period commencing on September 1, 2021 and ending on October 1, 2021. More information can be found here.

Status of our Offering	09/24/2021	On September 24, 2021, the Company qualified an additional $72.3 million of common shares, which represents the value of shares available to be offered as of the date of its most recent offering circular out of the rolling 12-month maximum offering amount of $75.0 million. More information can be found here.

Item 2.	Other Information

Effective June 7, 2021, Benjamin Miller (i) resigned as the Interim Chief Financial Officer of the Manager and (ii) relinquished his roles as principal financial officer and principal accounting officer of the Company. Mr. Miller remains the Chief Executive Officer of the Manager and principal executive officer of the Company. Additionally, effective June 7, 2021, Alison Staloch (i) was appointed the Chief Financial Officer of the Manager and (ii) assumed the roles of principal financial officer and principal accounting officer of the Company. More information can be found here.

Item 3.	Financial Statements

Index  to THE UNAUDITED FINANCIAL STATEMENTS of

Fundrise Income ereit V, LLC

Fundrise Income eREIT V, LLC

Balance Sheets

(Amounts in thousands, except share data)

	As of June 30, 2021 (unaudited)	As of December 31, 2020 (*)
ASSETS
Cash and cash equivalents	$3,493	$14,899
Deposits	-	8,619
Other assets	3	5
Investments in debt securities	43	43
Real estate debt investments	32,866	23,458
Investments in equity method investees	14,145	1,953
Total Assets	$50,550	$48,977

LIABILITIES AND MEMBERS’ EQUITY
Liabilities:
Accounts payable and accrued expenses	$46	$72
Deferred interest revenue	1,866	2,903
Due to related party	146	178
Distributions payable	912	327
Redemptions payable	1,074	1,733
Note payable – related party	6,011	-
Other liabilities	26	39
Total Liabilities	10,081	5,252

Commitments and Contingencies

Members’ Equity:
Common shares, net of redemptions; unlimited shares authorized; 4,917,590 and 4,917,590 shares issued and 4,077,240 and 4,379,964 shares outstanding as of June 30, 2021 and December 31, 2020, respectively	40,811	43,789
Retained Earnings (Accumulated deficit)	(342)	(64)
Total Members’ Equity	40,469	43,725
Total Liabilities and Members’ Equity	$50,550	$48,977

* Derived from audited financial statements

The accompanying notes are an integral part of these financial statements.

Fundrise Income eREIT V, LLC

Statements of Operations

(Amounts in thousands, except share and per share data)

	For the Six Months Ended June 30, 2021 (unaudited)	For the Six Months Ended June 30, 2020 (unaudited)
Revenue
Interest revenue	$1,294	$265
Other revenue	20	64
Total revenue	1,314	329

Expenses
General and administrative expenses	111	153
Asset management and other fees – related party	194	-
Total expenses	305	153

Other income (expense)
Equity in earnings (losses)	(69)	4
Interest expense – related party	(11)	-
Total other income (expense)	(80)	4

Net income (loss)	$929	$180

Net income (loss) per basic and diluted common share	$0.22	$0.07
Weighted average number of common shares outstanding, basic and diluted	4,281,197	2,671,126

The accompanying notes are an integral part of these financial statements. In the opinion of management, all necessary adjustments have been included in order to make the interim financial statements not misleading.

Fundrise Income eREIT V, LLC

Statements of Members’ Equity

(Amounts in thousands, except share data)

	Common Shares		Retained Earnings (Accumulated	Total Members’
	Shares	Amount	deficit)	Equity
December 31, 2020 (*)	4,379,964	$43,789	$(64)	$43,725
Proceeds from issuance of common shares	-	-	-	-
Offering costs	-	(41)	-	(41)
Distributions declared on common shares	-	-	(1,207)	(1,207)
Redemptions of common shares	(302,724)	(2,937)	-	(2,937)
Net income (loss)	-	-	929	929
June 30, 2021 (unaudited)	4,077,240	$40,811	$(342)	$40,469

	Common Shares		Retained Earnings (Accumulated	Total Members’
	Shares	Amount	deficit)	Equity
December 31, 2019 (*)	250,225	$2,499	$(5)	$2,494
Proceeds from issuance of common shares	3,819,208	38,192	-	38,192
Offering costs	-	(31)	-	(31)
Distributions declared on common shares	-	-	(193)	(193)
Redemptions of common shares	(199,326)	(1,979)	-	(1,979)
Net income (loss)	-	-	180	180
June 30, 2020 (unaudited)	3,870,107	$38,681	$(18)	$38,663

*Derived from audited financial statements

The accompanying notes are an integral part of these financial statements.

Fundrise Income eREIT V, LLC

Statements of Cash Flows

(Amounts in thousands)

	For the Six Months Ended June 30, 2021 (unaudited)	For the Six Months Ended June 30, 2020 (unaudited)
OPERATING ACTIVITIES:
Net income (loss)	$929	$180
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Equity in (earnings) losses	69	(4)
Interest revenue received in kind	(257)	-
Changes in assets and liabilities:
Net (increase) decrease in other assets	2	1
Net increase (decrease) in accounts payable and accrued expenses	(26)	29
Net increase (decrease) in deferred interest revenue	(1,037)	2,289
Net increase (decrease) in due to related party	(21)	3
Net increase (decrease) in other liabilities	(13)	31
Net cash provided by (used in) operating activities	(354)	2,529
INVESTING ACTIVITIES:
Investment in debt securities	-	(66)
Investment in real estate debt investments	(9,188)	(9,460)
Repayment of real estate debt investments	37	-
Investment in equity method investees	(12,534)	(1,194)
Return of investment from equity method investees	273	-
Release of deposits	11,765	-
Issuance of deposits	(3,146)
Net cash provided by (used in) investing activities	(12,793)	(10,720)
FINANCING ACTIVITIES:
Proceeds from issuance of common shares	-	37,726
Redemptions paid	(3,596)	(1,018)
Proceeds from note payable – related party	6,000	-
Proceeds from settling subscriptions	-	336
Distributions paid	(622)	-
Offering costs paid	(41)	-
Net cash provided by (used in) financing activities	1,741	37,044

Net increase in cash and cash equivalents	(11,406)	28,853
Cash and cash equivalents, beginning of period	14,899	2,985
Cash and cash equivalents, end of period	$3,493	$31,838

The accompanying notes are an integral part of these financial statements.

Fundrise Income eREIT V, LLC

Notes to the Financial Statements (unaudited)

1.	Formation and Organization

Fundrise Income eREIT V, LLC was formed on April 3, 2019, as a Delaware limited liability company and substantially commenced operations on December 6, 2019. As used herein, the “Company,” “we,” “our,” and “us” refer to Fundrise Income eREIT V, LLC except where the context otherwise requires.

The Company has one reportable segment consisting of investments in real estate. The Company was organized primarily to originate, invest in and manage a diversified portfolio of real estate investments and other real estate-related assets. The Company may make its investments through majority-owned subsidiaries, some of which may have rights to receive preferred economic returns.

The Company’s business is externally managed by Fundrise Advisors, LLC (the “Manager”), a Delaware limited liability company and an investment adviser registered with the Securities and Exchange Commission (the “SEC”). Subject to certain restrictions and limitations, the Manager is responsible for managing the Company’s affairs on a day-to-day basis and for identifying and making acquisitions and investments on behalf of the Company.

We intend to continue operating in such a manner as to qualify as a real estate investment trust (“REIT”) for federal income tax purposes. We hold substantially all of our assets directly, and as of June 30, 2021, have not established an operating partnership or any taxable REIT subsidiary or qualified REIT subsidiary, though we may form such entities as required in the future to facilitate certain transactions that might otherwise have an adverse impact on our status as a REIT.

The Company’s initial and subsequent offering of its common shares (the “Offering(s)”) has been conducted as a continuous offering pursuant to Rule 251(d)(3) of Regulation A (“Regulation A”) of the Securities Act of 1933, as amended (the “Securities Act”), meaning that while the offering of securities is continuous, active sales of securities may happen sporadically over the term of an Offering. Under this Offering, a maximum of $50.0 million of the Company’s common shares could be sold to the public in any given twelve-month period. The SEC adopted an amendment to increase the maximum offering amount under Tier 2 of Regulation A from $50.0 million to $75.0 million. This amendment became effective March 15, 2021, and the Company intends to utilize this increased offering amount in the future. However, each Offering is subject to qualification by the SEC. The Manager has the authority to issue an unlimited number of common shares.

As of October 30, 2020, the Manager closed the Offering. The Company may in the future file an offering statement to qualify additional common shares for sale pursuant to Regulation A, or offer its common shares pursuant to Regulation D of the Securities Act (“Regulation D”), as determined by the Manager.

As of June 30, 2021 and December 31, 2020, after redemptions, the Company has net common shares outstanding of approximately 4,077,000 and 4,380,000, respectively, including common shares to Rise Companies Corp. (the “Sponsor”), the owner of the Manager. As of June 30, 2021 and December 31, 2020, the Sponsor owned 500 common shares. In addition, as of June 30, 2021 and December 31, 2020, Fundrise, L.P., an affiliate of the Sponsor, had purchased an aggregate of 1,000 common shares common shares at $10.00 per share in a private placement for an aggregate purchase price of approximately $10,000. As of June 30, 2021 and December 31, 2020, the total amount of equity outstanding by the Company on a gross basis was approximately $49.2 million, and the total amount of settling subscriptions was approximately $0. These amounts were offered at a $10.00 per share price.

The Company’s Manager has established various plans by which individual clients of the Manager may elect to have distributions received from real estate investment trusts managed by our Manager (“eREITs”), the Fundrise eFund, and the Fundrise Real Estate Interval Fund, LLC reinvested across such individual client’s Fundrise portfolio according to such individual client’s selected preferences (“Reinvestment Plans”). Shares purchased through such Reinvestment Plans are purchased at the effective price at the time of distribution issuance. For the six months ended June 30, 2021 and 2020, no distributions declared by the Company have been reinvested directly into the Company through such Reinvestment Plans.

2.	Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting and conform to accounting principles generally accepted in the United States of America (“U.S. GAAP”) for interim financial reporting and the instructions to Form 1-SA and Rule 8-03(b) of Regulation S-X of the rules and regulations of the SEC. Accordingly, certain information and note disclosures normally included in the financial statements prepared under U.S. GAAP have been condensed or omitted.

In the opinion of management, all adjustments considered necessary for a fair presentation of the Company’s financial position, results of operations and cash flows have been included and are of a normal and recurring nature. Interim results are not necessarily indicative of operating results for any other interim period or for the entire year. The December 31, 2020 balance sheet and certain related disclosures are derived from the Company’s December 31, 2020 audited financial statements. These interim financial statements should be read in conjunction with the Company’s financial statements and notes thereto included in the Company’s annual report, which was filed with the SEC. The financial statements as of June 30, 2021 and for the six months ended June 30, 2021 and 2020, and certain related notes, are unaudited, have not been reviewed, and may not include year-end adjustments to make those financial statements comparable to audited results.

Certain amounts in the prior year’s financial statements have been reclassified to conform to current year presentation.

Principles of Consolidation

We consolidate entities when we own, directly or indirectly, a majority interest in the entity or are otherwise able to control the entity. We consolidate variable interest entities (“VIEs”) in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 810, Consolidation, if we are the primary beneficiary of the VIE as determined by our power to direct the VIE’s activities and the obligation to absorb its losses or the right to receive its benefits, which are potentially significant to the VIE. A VIE is broadly defined as an entity with one or more of the following characteristics: (a) the total equity investment at risk is insufficient to finance the entity’s activities without additional subordinated financial support; (b) as a group, the holders of the equity investment at risk lack (i) the ability to make decisions about the entity’s activities through voting or similar rights, (ii) the obligation to absorb the expected losses of the entity, or (iii) the right to receive the expected residual returns of the entity; or (c) the equity investors have voting rights that are not proportional to their economic interests, and substantially all of the entity’s activities either involve, or are conducted on behalf of, an investor that has disproportionately fewer voting rights.

Estimates

The preparation of the financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could materially differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents may consist of money market funds, demand deposits and highly liquid investments with original maturities of three months or less.

Cash may at times exceed the Federal Deposit Insurance Corporation deposit insurance limit of $250,000 per institution. The Company mitigates credit risk by placing cash with major financial institutions. To date, the Company has not experienced any losses with respect to cash.

Deposits

During the closing on an investment in rental real estate property or real estate held for improvement, we may place a cash deposit on the property being acquired or fund amounts into escrow. These deposits are placed before the closing process of the property is complete. If subsequent to placing the deposit, we acquire the property (the deed is transferred to us), the deposit placed will be credited to the purchase price. If subsequent to placing the deposit, we do not acquire the property (deed is not transferred to us), the deposit will generally be returned to us. The Company may pay a deposit for a property that is ultimately acquired by a related party fund. Upon acquisition of the property, the related party fund would reimburse the Company for the full amount of the deposit.

Earnings per Share

Basic earnings per share is calculated on the basis of weighted-average number of common shares outstanding during the period. Basic earnings per share is computed by dividing income available to members by the weighted-average common shares outstanding during the period. Diluted net income (loss) per common share equals basic net income (loss) per common share as there were no potentially dilutive securities outstanding during the six months ended June 30, 2021 and 2020.

Organizational and Offering Costs

Organizational and offering costs of the Company were initially paid by the Manager on behalf of the Company. These organizational and offering costs include all expenses to be paid by the Company in connection with the formation of the Company and the qualification of the Offering, and the distribution of shares, including, without limitation, expenses for printing, and amending offering statements or supplementing offering circulars, mailing and distributing costs, telephones, internet and other telecommunications costs, charges of experts and fees, expenses and taxes related to the filing, registration and qualification of the sale of shares under federal and state laws, including taxes and fees and accountants’ and attorneys’ fees. The Company anticipates that, pursuant to the Company’s amended and restated operating agreement (the “Operating Agreement”), the Company will be obligated to reimburse the Manager, or its affiliates, as applicable, for organizational and offering costs paid by them on behalf of the Company. The Manager has decided that the Company shall only reimburse the Manager for the organizational and offering costs subject to a minimum net asset value (“NAV”), as described below.

After the Company has reached a NAV greater than $10.00 per share (“Hurdle Rate”), the Company is obligated to start reimbursing the Manager, without interest, for organizational and offering costs incurred, both, before and after the date that the Hurdle Rate was reached. The total amount payable to the Manager will be based on the dollar amount that the NAV exceeds the Hurdle Rate, multiplied by the number of shares outstanding. Reimbursement payments will be made in monthly installments, but the aggregate monthly amount reimbursed shall not exceed 0.50% of the aggregate gross offering proceeds from the Offering provided. No reimbursement shall be made if the reimbursement would cause the NAV to be less than the Hurdle Rate. If the sum of the total unreimbursed amount of such organizational and offering costs, plus new costs incurred since the last reimbursement payment, exceeds the reimbursement limit described above for the applicable monthly installment, the excess will be eligible for reimbursement in subsequent months (subject to the 0.50% limit), calculated on an accumulated basis, until the Manager has been reimbursed in full.

The Company will recognize a liability for organizational costs and offering costs payable to the Manager when it is probable and estimable that a liability has been incurred in accordance with FASB ASC 450, Contingencies. As a result, no liability was recognized by the Company until it reached the Hurdle Rate. After the Company’s NAV exceeded the Hurdle Rate, it recognized a liability with a corresponding reduction to equity for offering costs, and a liability and a corresponding expense to general and administrative expenses for organizational costs.

As of June 30, 2021 and December 31, 2020, the Manager incurred cumulative organizational and offering costs of approximately $134,000 and $131,000, respectively, on behalf of the Company. The Hurdle Rate was met as of December 31, 2020, and approximately $131,000 and $91,000 of offering costs were reimbursed or reimbursable to the Manager as of June 30, 2021 and December 31, 2020, respectively. During the six months ended June 30, 2021, the Company reimbursed the Manager for approximately $91,000 of offering costs. As of June 30, 2021 and December 31, 2020, approximately $40,000 and $91,000 remained payable to the Manager, respectively. Of the total costs due to the Manager as of June 30, 2021 and December 31, 2020, approximately $0 and $16,000 was related to organizational costs and included as a general and administrative expense in the statements of operations.

During the six months ended June 30, 2021 and the year ended December 31, 2020, the Company directly incurred offering costs of approximately $41,000 and $33,000 respectively. Of these amounts, approximately $0 were payable as of June 30, 2021 and December 31, 2020.

Settling Subscriptions

Settling subscriptions presented on the balance sheets represent equity subscriptions for which funds have been received but common shares have not yet been issued. Under the terms of the Offering Circular for our common shares, subscriptions will be accepted or rejected within thirty days of receipt by us. Once a subscription agreement is accepted, settlement of the shares may occur up to fifteen days later, depending on the volume of subscriptions received; however, we generally issue shares the later of five business days from the date that an investor’s subscription is approved by our Manager or when funds settle in our bank account. We rely on our Automated Clearing House (ACH) provider to notify us that funds have settled for this purpose, which may differ from the time that cash is posted to our bank statement. As of both June 30, 2021 and December 31, 2020 the Company had no settling subscriptions.

Investments in Debt Securities

Investments in debt securities are classified as trading, available-for-sale or held-to-maturity. We classify our investment in debt securities at the acquisition date and re-evaluate at each balance sheet date. Our investments in debt securities are carried at either amortized cost or fair value. Investments in debt securities that the Company has the positive intent and ability to hold to maturity are carried at amortized cost and classified as held-to-maturity. Investments in debt securities that are not classified as held-to-maturity are carried at fair value and classified as either trading or available-for-sale. Realized and unrealized gains and losses on trading securities and realized gains and losses on available-for-sale and held to maturity securities are included in net income. Unrealized gains and losses, net of deferred taxes, on available-for-sale securities would be included in our balance sheets as a component of accumulated other comprehensive income.

During the six months ended June 30, 2021, we did not experience a decline in the fair value of our investments in debt securities.

During the six months ended June 30, 2020, the Company had investments classified as held-to-maturity securities in which our cost basis exceeded the fair value of our investment. Management assessed each of these investments on an individual basis to determine if the decline in fair value was other than temporary. Management's assessment as to the nature of a decline in fair value is based on, among other things, the length of time and the extent to which the market value has been less than our cost basis; the financial condition and near-term prospects of the issuer; and our intent and ability to retain the investment for a period of time sufficient to allow for any anticipated recovery in market value. As a result of these assessments, management determined that the decline in fair value of these investments was not other-than-temporary and did not record any impairment charges for the six months ended June 30, 2020.

Real Estate Debt Investments

Our real estate debt investments are classified as held to maturity, as we have both the intent and ability to hold these investments until maturity. Accordingly, these assets are carried at cost, net of unamortized loan origination costs and fees, discounts, repayments and unfunded commitments, if applicable, unless such loans or investments are deemed to be impaired. The Company’s real estate debt investments are subject to periodic analysis for potential loan impairment.

A debt related investment is impaired when, based on current information and events (including economic, industry and geographical factors), it is probable that we will be unable to collect all amounts due, both principal and interest, according to the contractual terms of the agreement. When an investment is deemed impaired, the impairment is measured based on the expected future cash flows discounted at the investment’s effective interest rate or the fair value of the real property collateralizing the impaired loan. As a practical expedient, the FASB issued ASC 310, Receivables, which permits a creditor to measure an observable market price for the impaired debt related investment as an alternative to discounting expected future cash flows. Regardless of the measurement method, a creditor should measure impairment based on the fair value of the collateral when the creditor determines that foreclosure is probable. A real estate debt investment is also considered impaired if its terms are modified in a troubled debt restructuring (“TDR”). A TDR occurs when we grant a concession to a borrower in financial difficulty by modifying the original terms of the loan. Impairments on TDR loans are generally measured based on the present value of expected future cash flows discounted at the effective interest rate of the original loan. During the six months ended June 30, 2021 and 2020, we did not have any TDRs. As of June 30, 2021 and December 31, 2020, no real estate debt investments were considered impaired. During the six months ended June 30, 2021 and 2020, no impairment losses were recorded related to real estate debt investments.

We may have certain investments that are legally structured as equity investments in subsidiaries with rights to receive preferred economic returns (referred to throughout these Notes as “preferred equity” investments). We report these investments as real estate debt investments when the common equity holders have a contractual obligation to redeem our preferred equity interest at a specified date.

Deferred Interest Revenue

When a real estate debt investment is funded net of an interest reserve holdback, and is held by the Company, the Company accounts for the holdback funds by classifying them as deferred interest revenue. As interest is incurred by the borrower, the Company recognizes interest revenue and reduces deferred interest revenue until such time that the deferred interest revenue is exhausted or the real estate debt investment redeems. Any remaining deferred interest revenue will be applied to the real estate debt investment balance upon redemption.

Investments in Equity Method Investees

If it is determined that we do not have a controlling interest in a joint venture through our financial interest in a VIE or through our voting interest in a voting interest entity and we have the ability to provide significant influence, the equity method of accounting is used. Under this method, the investment, originally recorded at cost, is adjusted to recognize our share of net earnings or losses of the affiliate as they occur, with losses limited to the extent of our investment in, advances to, and commitments to the investee.

The Company evaluates its investment in equity method investees for impairment whenever events or changes in circumstances indicate that there may be an other-than-temporary decline in value. If it is determined that an impairment exists and is other than temporary, then the Company estimates the fair value of the investment using various valuation techniques, including, but not limited to, discounted cash flow models, the Company’s intent and ability to retain its investment in the entity, the financial condition and long-term prospects of the entity, and the expected term of the investment. If the Company determined any decline in value is other-than-temporary, the Company would recognize an impairment charge to reduce the carrying value of its investment to fair value. No impairment losses were recorded related to equity method investees for the six months ended June 30, 2021 and 2020.

With regard to distributions from equity method investees, we utilize the cumulative earnings approach to determine whether distributions from equity method investments are returns on investment (cash inflow from operating activities) or returns of investment (cash inflow from investing activities). Using the cumulative earnings approach, the Company compares cumulative distributions received for each investment, less distributions received in prior periods that were determined to be returns of investment, with the Company’s cumulative equity in earnings. Generally, cumulative distributions received that do not exceed cumulative equity in earnings represent returns on investment and cumulative distributions received in excess of the cumulative equity in earnings represent returns of investment.

Share Redemptions

Share repurchases are recorded as a reduction of common share par value under our redemption plan, pursuant to which we may elect to redeem shares at the request of our members, subject to certain exceptions, conditions, and limitations. The maximum number of shares purchasable by us in any period depends on a number of factors and is at the discretion of our Manager.

The Company’s redemption plan provides that on a quarterly basis, subject to certain exceptions, a member could obtain liquidity as described in detail in our Offering Circular.

Pursuant to the Company’s redemption plan, a member may only (a) have one outstanding redemption request at any given time and (b) request that we redeem up to the lesser of 5,000 shares or $50,000 worth of shares per each redemption request. In addition, the redemption plan is subject to certain liquidity limitations, which may fluctuate depending on the liquidity of the real estate assets held by the Company. Redemptions are also subject to declining discounts on the redemption price over the course of the time the member has held the shares being redeemed.

In light of the SEC’s current guidance on redemption plans, we generally intend to limit redemptions in any calendar quarter to shares whose aggregate value (based on the repurchase price per share in effect as of the first day of the last month of such calendar quarter) is 1.25% of the NAV of all of our outstanding shares as of first day of the last month of such calendar quarter (e.g., March 1, June 1, September 1, or December 1), with excess capacity carried over to later calendar quarters in that calendar year. However, as we make a number of commercial real estate investments of varying terms and maturities, our Manager may elect to increase or decrease the amount of common shares available for redemption in any given quarter, as these commercial real estate assets are paid off or sold, but we do not intend to redeem more than 5.00% of the common shares outstanding during any calendar year. Notwithstanding the foregoing, we are not obligated to redeem common shares under the redemption plan.

In addition, our Manager may, in its sole discretion, amend, suspend, or terminate the redemption plan at any time without prior notice, including to protect our operations and our non-redeemed members, to prevent an undue burden on our liquidity, to preserve our status as a REIT, following any material decrease in our NAV, or for any other reason. However, in the event that we amend, suspend or terminate our redemption plan, we will file an offering circular supplement and/or Form 1-U, as appropriate, and post such information on our website to disclose such amendment. Our Manager may also, in its sole discretion, decline any particular redemption request if it believes such action is necessary to preserve our status as a REIT. Therefore, a member may not have the opportunity to make a redemption request prior to any potential termination of the Company’s redemption plan.

Due to the uncertainty caused by the new strain of coronavirus (COVID-19), our Manager had previously determined to suspend the processing and payment of redemptions under our redemption plan effective March 31, 2020. Effective as of June 30, 2020, our Manager resumed the processing and payment of redemptions under our redemption plan.

Income Taxes

As a limited liability company, we have elected to be taxed as a C corporation. Commencing with the taxable year ending December 31, 2020, the Company operates in a manner intended to qualify for treatment as a REIT under the Internal Revenue Code of 1986. To qualify as a REIT, the Company must meet certain organizational and operational requirements, including a requirement to distribute at least 90% of the Company’s annual REIT taxable income to its members (which is computed without regard to the distributions paid deduction or net capital gain and which does not necessarily equal net income as calculated in accordance with US GAAP). As a REIT, the Company generally will not be subject to U.S. federal income tax to the extent it distributes qualifying distributions to its members. Even if the Company qualifies for taxation as a REIT, it may be subject to certain state and local taxes on its income and property, and federal income and excise taxes on its undistributed income. No material provisions have been made for federal income taxes in the accompanying financial statements for the six months ended June 30, 2021 and 2020. No gross deferred tax assets or liabilities have been recorded as of June 30, 2021 and December 31, 2020.

All tax periods since inception remain open to examination by the major taxing authorities in all jurisdictions where we are subject to taxation.

Revenue Recognition

Interest revenue is recognized on an accrual basis and any related premium, discount, origination costs and fees are amortized over the life of the investment using the effective interest method. Interest revenue is recognized on real estate debt investments classified as held to maturity securities.

Recent Accounting Pronouncements

In March 2020, the FASB issued ASU 2020-04, Reference Rate Reform (Topic 848), which eases the potential burden in accounting for reference rate reform on financial reporting. The guidance provides optional expedients and exceptions for applying U.S. GAAP to contracts, hedging relationships, and other transactions that reference LIBOR or another reference rate expected to be discontinued because of reference rate reform. ASU 2020-04 is effective for all entities as of March 12, 2020 through December 31, 2022. The Company has not adopted any of the optional expedients or exceptions as of June 30, 2021. We will continue evaluating the impact of the adoption of this standard on our consolidated financial statements.

In February 2016, the FASB issued ASU 2016-02, Leases, which changes the accounting for leases for both lessors and lessees. The guidance requires lessees to recognize right-of-use assets and lease liabilities for virtually all of their leases, including leases embedded in other contractual arrangements, among other changes. In June 2020, the FASB voted to delay the fiscal year effective date of this standard by one year, and the interim period effective date by one year. The standard will now be effective for annual reporting periods beginning after December 15, 2021, and for interim periods within fiscal years beginning after December 15, 2022. We are currently assessing the impact of this update on the presentation of our consolidated financial statements.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments-Credit Losses: Measurement of Credit Losses on Financial Instruments, which requires the measurement and recognition of expected credit losses for financial assets held at amortized cost. ASU 2016-13 replaces the existing incurred loss impairment model with an expected loss methodology, which will result in more timely recognition of credit losses. ASU 2016-13 was originally effective for annual reporting periods, and interim periods within those years beginning after December 15, 2020. In November 2019, the FASB voted to delay the effective date of this standard by two years. The standard is now effective for annual reporting periods (including interim periods within those periods) beginning after December 15, 2022, with early adoption permitted. We are currently in the process of evaluating the impact of the adoption of this standard on our consolidated financial statements.

Extended Transition Period

Under Section 107 of the Jumpstart Our Business Startups Act of 2012, we are permitted to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. This permits us to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards that have difference effective dates for public and private companies until the earlier of the date that we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in Section 7(a)(2)(B). By electing to extend the transition period for complying with new or revised accounting standards, these financial statements may not be comparable to companies that adopt accounting standard updates upon the public business entity effective dates.

3.	Investments in Debt Securities

During the six months ended June 30, 2021 and the year ended December 31, 2020, we purchased zero and two investments in debt securities, respectively, which were classified as held-to-maturity, as we have both the intent and ability to hold these investments to maturity. As of June 30, 2021, held-to-maturity securities consisted of the following (amounts in thousands):

	Amortized	Gross Unrealized		Estimated Fair
	Cost	Gains	Losses	Value
June 30, 2021
Held-to-maturity securities:
Debt securities	$43	$1	$-	$44
December 31, 2020
Held-to-maturity securities:
Debt securities	$43	$2	$-	$45

As of June 30, 2020, held-to-maturity securities consisted of the following (amounts in thousands):

	Amortized	Gross Unrealized		Estimated Fair
	Cost	Gains	Losses	Value
June 30, 2020
Held-to-maturity securities:
Debt securities	$66	$-	$(1)	$65
December 31, 2019
Held-to-maturity securities:
Debt securities	$-	$-	$-	$-

On October 30, 2020, one investment in debt securities was called prior to its maturity date, resulting in a realized gain of approximately $1,000, which was recognized as other income in the statements of operations for the year ended December 31, 2020. One investment remains outstanding as of June 30, 2021.

The contractual maturities of these investments as of June 30, 2021, were as follows (amounts in thousands):

	Held-to-Maturity Securities
	Amortized Cost	Fair Value
Within 1 year	$-	$-
After 1 year through 5 years	43	44
After 5 years through 10 years	-	-
After 10 years	-	-
	$43	$44

The contractual maturities of these investments as of December 31, 2020, were as follows (amounts in thousands):

	Held-to-Maturity Securities
	Amortized Cost	Fair Value
Within 1 year	$-	$-
After 1 year through 5 years	43	45
After 5 years through 10 years	-	-
After 10 years	-	-
	$43	$45

4.	Real Estate Debt Investments

The following table describes our real estate investment activity (amounts in thousands):

Real Estate Debt Investments:	For the Six Months Ended June 30, 2021	For the Year Ended December 31, 2020
Beginning balance	$23,458	$-
Interest revenue received in kind	257	18
Investments(1)	9,188	23,440
Principal repayments (2)	(37)	-
Ending balance	$32,866	$23,458

(1)	No new investments were added during the six months ended June 30, 2021, but borrowers have drawn additional funds on existing real estate debt investments in the amount of approximately $9.2 million. Investments as of December 31, 2020 include two senior debt investments and one mezzanine loan added during the year ended December 31, 2020.
(2)	The principal repayments as of June 30, 2021 includes a partial repayment on one senior debt investment.

As of June 30, 2021 and December 31, 2020, there were no discount or origination costs, or fees that were included in the carrying value of our real estate debt investments.

Interest revenue received in kind represents accruable interest receivable from by related real estate debt investments upon maturity. Interest revenue received in kind is presented with Real estate debt investments in these financial statements.

The following table presents the Company’s investments in real estate debt investments as of June 30, 2021 (dollar amounts in thousands):

Asset Type	Number	Principal Amount or Cost (1)	Future Funding Commitments	Carrying Value
Senior debt	2	$21,923	$-	$21,923
Mezzanine loan	1	10,943	956	10,943
Balance as of June 30, 2021	3	$32,866	$956	$32,866

(1)	For debt and preferred equity investments, this includes the stated amount of funds disbursed to date, interest that was contractually converted to principal, and interest revenue received in kind.

The following table presents certain information about the Company’s investments in real estate debt investments as of June 30, 2021, by contractual maturity grouping (dollar amounts in thousands):

Asset Type	Number	Amounts Maturing Within One Year	Amounts Maturing After One Year Through Five Years	Amounts Maturing After Five Years Through Ten Years	Amounts Maturing After Ten Years
Senior debt	2	$12,463	$9,460	$-	$-
Mezzanine loan	1	-	10,943	-	-
Balance as of June 30, 2021	3	$12,463	$20,403	$-	$-

The following table presents the Company’s investments in real estate debt investments as of December 31, 2020 (dollar amounts in thousands):

Asset Type	Number	Principal Amount or Cost (1)	Future Funding Commitments	Carrying Value
Senior debt	2	$21,960	$-	$21,960
Mezzanine loan	1	1,498	10,144	1,498
Balance as of December 31, 2020	3	$23,458	$10,144	$23,458

(1)	For debt and preferred equity investments, this includes the stated amount of funds disbursed to date, interest that was contractually converted to principal, and interest revenue received in kind.

The following table presents certain information about the Company’s investments in real estate debt investments as of December 31, 2020, by contractual maturity grouping (dollar amounts in thousands):

Asset Type	Number	Amounts Maturing Within One Year	Amounts Maturing After One Year Through Five Years	Amounts Maturing After Five Years Through Ten Years	Amounts Maturing After Ten Years
Senior debt	2	$12,500	$9,460	$-	$-
Mezzanine loan	1	-	1,498	-	-
Balance as of December 31, 2020	3	$12,500	$10,958	$-	$-

Credit Quality Monitoring

The Company’s real estate debt investments that earn interest based on debt-like terms are typically secured by senior liens on real estate properties, mortgage payments, mortgage loans, or interests in entities that have preferred interests in real estate similar to the interests just described. The Company evaluates its real estate debt investments at least annually and differentiates the relative credit quality principally based on: (i) whether the borrower is currently paying contractual debt service or guaranteed preferred equity payments in accordance with its contractual terms; and (ii) whether the Company believes the borrower will be able to perform under its contractual terms in the future, as well as the Company’s expectations as to the ultimate recovery of principal at maturity. The Company considered investments for which it expects to receive full payment of contractual principal and interest payments as “performing.” As of June 30, 2021 and December 31, 2020, all investments were considered to be performing. In the event that an investment is deemed other than performing, the Company will evaluate the instrument for any required impairment.

5.	Investments in Equity Method Investees

The table below presents the activity of the Company’s investments in equity method investees as of and for the periods presented (amounts in thousands):

Investments in Equity Method Investees:	For the Six Months Ended June 30, 2021	For the Year Ended December 31, 2020
Beginning balance	$1,953	$1
New investments in equity method investees	12,534	1,937
Distributions received	(273)	-
Equity in earnings of equity method investees	(69)	15
Ending balance	$14,145	$1,953

As of June 30, 2021 and December 31, 2020, the Company’s investments in companies that are accounted for under the equity method of accounting consist of the following:

(1)	Acquired in November 2019, an initial 0.01% non-controlling member interest in National Lending, LLC (“National Lending”), whose activities are further described in Note 8, Related Party Arrangements. As of June 30, 2021, the Company has contributed approximately $2.2 million for a 3.55% ownership in National Lending.
(2)	Acquired in April 2021, a 26.7% non-controlling member interest in 4 Fifty Five JV LLC, whose activities are carried out through the majority-owned subsidiary asset: Lyric on Bell, a multifamily complex in Antioch, TN.
(3)	Acquired in April 2021, a 37.5% non-controlling member interest in Liberty Hills JV LP, whose activities are carried out through the majority-owned subsidiary asset: Haven at Liberty Hills, a multifamily complex in Houston, TX.

As of and for the six months ending June 30, 2021, the condensed financial position and results of operations of the Company’s equity method investments are summarized below (amounts in thousands):

	National Lending	4 Fifty Five JV LLC	Liberty Hills JV LP
Condensed balance sheet information:	As of June 30, 2021	As of June 30, 2021	As of June 30, 2021
Real estate assets, net	$62,995	$41,176	$25,809
Other assets	-	1,217	2,778
Total assets	$62,995	$42,393	$28,587

Mortgage notes payable	$-	$28,348	$20,339
Other liabilities	3	578	712
Equity	62,992	13,467	7,536
Total liabilities and equity	$62,995	$42,393	$28,587
Company’s equity investment, net	$2,224	$5,190	$6,731

	National Lending	4 Fifty Five JV LLC	Liberty Hills JV LP
Condensed income statement information (unaudited):	For the Six Months Ended June 31, 2021	From Inception (April 16, 2021) to June 30, 2021	From Inception (April 23, 2021) to June 30, 2021
Total revenue	$588	$1,000	$1,328
Total expenses	21	1,126	1,230
Net income (loss)	$567	$(126)	$98
Company’s equity in net income (loss) of investee	$20	$(35)	$6
Company’s share of origination cost within equity	$-	$(20)	$(40)

As of December 31, 2020 and for the six months ending June 30, 2020, the condensed financial position and results of operations of the Company’s equity method investments are summarized below (amounts in thousands):

Condensed balance sheet information:	National Lending, LLC As of December 31, 2020
Real estate assets, net	$-
Other assets	52,950
Total assets	$52,950

Mortgage notes payable	$-
Other liabilities	2
Equity	52,948
Total liabilities and equity	$52,950
Company's equity investment, net	$1,953

Condensed income statement information:	National Lending, LLC For the Six months Ended June 30, 2020
Total revenue	$311
Total expenses	14
Net income	$297
Company's equity in earnings of investee	$4

6.	Distributions

Distributions are calculated based on members of record each day during the distribution period.

The table below outlines the Company’s total distributions declared to members, the Sponsor and its affiliates for the six months ended June 30, 2021 and the year ended December 31, 2020 (all tabular amounts are in thousands except per share data):

	Members
Distributions for the Period:	Daily Distribution Per-Share Amount	Total Declared (1)		Date of Declaration	Total Paid/Reinvested as of June 30, 2021	Payment Date
February 1, 2021 through February 28, 2021	0.0011643836	$140		01/28/2021	$140	04/13/2021
March 1, 2021 through March 31, 2021	0.0011643836	155		02/25/2021	155	04/13/2021
April 1, 2021 through April 30, 2021	0.0011643836	144		03/30/2021	-	07/13/2021
May 1, 2021 through May 31, 2021	0.0017808219	229		04/29/2021	-	07/13/2021
June 1, 2020 through June 31, 2021	0.0020547945	256		05/28/2021	-	07/13/2021
July 1, 2021 through July 31, 2021	0.0021917808	283	(2)	06/29/2021	-	10/21/2021
Total		$1,207			$295

	Members
Distributions for the Period:	Daily Distribution Per-Share Amount	Total Declared (1)		Date of Declaration	Total Paid/Reinvested as of December 31, 2020	Payment Date
April 1, 2020 through April 30, 2020	0.0005479452	$51		03/30/2020	$51	07/09/2020
May 1, 2020 through May 31, 2020	0.0004109589	45		04/29/2020	45	07/09/2020
June 1, 2020 through June 30, 2020	0.0004109589	47		05/27/2020	47	07/09/2020
July 1, 2020 through July 31, 2020	0.0004109589	52		06/29/2020	52	10/08/2020
August 1, 2020 through August 31, 2020	0.0002739726	37		07/30/2020	37	10/08/2020
September 1, 2020 through October 1, 2020	0.0002739726	37		08/28/2020	37	10/08/2020
October 2, 2020 through October 31, 2020	0.0002739726	39		10/01/2020	-	01/12/2021
November 1, 2020 through November 30, 2020	0.0002739726	37		10/29/2020	-	01/12/2021
December 1, 2020 through December 30, 2020	0.0008219178	116		11/25/2020	-	01/12/2021
January 1, 2021 through January 31, 2021	0.0009589041	135	(3)	12/29/2020	-	04/13/2021
Total		$596			$269

(1)	Total distributions declared to related parties are included in total distributions declared to all members. For the six months ended June 30, 2021 and the year ended December 31, 2020, total distributions declared to related parties were less than $1,000.
(2)	The liability for the July 2021 distribution was estimated based on the daily distribution per-share amount multiplied by the number of members as of the date of the preparation of the June 30, 2021 financial statements, and is scheduled to be paid within three weeks after the end of September 2021.
(3)	The liability for the January 2021 distribution was estimated based on the daily distribution per-share amount multiplied by the number of members as of the date of the preparation of the December 31, 2020 financial statements. This amount was subsequently determined to be approximately $130,000.

7.	Fair Value of Financial Instruments

We are required to disclose an estimate of fair value of our financial instruments for which it is practicable to estimate the value. The fair value of a financial instrument is the amount at which such financial instrument could be exchanged in a current transaction between willing parties, other than in a forced sale or liquidation. For certain of our financial instruments, fair values are not readily available since there are no active trading markets as characterized by current exchanges by willing parties.

We determine the fair value of certain investments in accordance with the fair value hierarchy that requires an entity to maximize the use of observable inputs. The fair value hierarchy includes the following three levels based on the objectivity of the inputs, which were used for categorizing the assets or liabilities for which fair value is being measured and reported:

Level 1 – Quoted market prices in active markets for identical assets or liabilities.

Level 2 – Significant other observable inputs (e.g., quoted prices for similar items in active markets, quoted prices for identical or similar items in markets that are not active, inputs other than quoted prices that are observable such as interest rate and yield curves, and market-corroborated inputs).

Level 3 – Valuation generated from model-based techniques that use inputs that are significant and unobservable in the market. These unobservable assumptions reflect estimates of inputs that market participants would use in pricing the asset or liability. Valuation techniques include use of option pricing models, discounted cash flow methodologies or similar techniques, which incorporate management’s own estimates of assumptions that market participants would use in pricing the instrument or valuations that require significant management judgment or estimation.

As of June 30, 2021 and December 31, 2020, the Company’s significant financial instruments consist of cash and cash equivalents, investments in debt securities, and real estate debt investments (inclusive of interest revenue received in kind). With the exception of real estate debt investments and investments in debt securities (for which fair values were previously disclosed above), the carrying amounts of the Company’s financial instruments approximate their fair values due to their short-term nature.

As of June 30, 2021 and December 31, 2020, the aggregate carrying value of our real estate debt investments (inclusive of interest revenue received in kind), was approximately $32.9 million and $23.5 million, respectively, and the aggregate fair values approximated their carrying values. The aggregate fair value of our real estate debt investments including interest revenue received in kind is based on unobservable Level 3 inputs which management has determined to be its best estimate of current market values. The methods utilized generally include a discounted cash flow method (an income approach) and recent investment method (a market approach). Significant inputs and assumptions include the market-based interest or preferred return rate (discount rates), loan to value ratios, and expected repayment and prepayment dates. Where inputs are not observable, we review the appropriateness of the proposed valuation methodology to ensure it is consistent with how a market participant would arrive at the unobservable input. The valuation methodologies utilized in the absence of observable inputs may include extrapolation techniques and the use of comparable observable inputs. The range of discount rates utilized was approximately 9% to 12.5%..

Any changes to the valuation methodology will be reviewed by management to ensure the changes are appropriate. The methods used may produce a fair value calculation that is not indicative of net realizable value or reflective of future fair values. Furthermore, while we anticipate that our valuation methods are appropriate and consistent with other market participants, the use of different methodologies, or assumptions, to determine the fair value could result in a different estimate of fair value at the reporting date.

8.	Related Party Arrangements

Fundrise Advisors, LLC, Manager

The Manager and certain affiliates of the Manager will receive fees and compensation in connection with the Company’s public offering, and the acquisition, management and sale of the Company’s real estate investments.

The Manager will be reimbursed for organizational and offering expenses incurred in conjunction with the Offering subject to meeting the Hurdle Rate. See Note 2, Summary of Significant Accounting Policies – Organizational and Offering Costs for the amount of organizational and offering costs incurred and payable for the six months ended June 30, 2021 and 2020.

The Company will reimburse the Manager for actual expenses incurred on behalf of the Company in connection with the selection, acquisition or origination of an investment, to the extent not reimbursed by the borrower, whether or not the Company ultimately acquires or originates the investment. The Company will reimburse the Manager for out-of-pocket expenses paid to third parties in connection with providing services to the Company. This does not include the Manager’s overhead, employee costs borne by the Manager, utilities or technology costs. Expense reimbursements payable to the Manager also may include expenses incurred by the Sponsor in the performance of services pursuant to a shared services agreement between the Manager and the Sponsor, including any increases in insurance attributable to the management or operation of the Company. For the six months ended June 30, 2021 and 2020, the Manager incurred approximately $4,000 and $5,000 of operational costs on our behalf, respectively. As of June 30, 2021 and December 31, 2020, approximately $1,000 and $1,000 were due and payable, respectively.

The Company will pay the Manager a quarterly asset management fee of one-fourth of 0.85%, which until June 30, 2020 was based on our net offering proceeds as of the end of each quarter, and thereafter has been and will continue to be based on our NAV at the end of each prior semi-annual period. This rate is determined by our Manager in its sole discretion, but cannot exceed an annualized rate of 1.00%.

The Manager has agreed, for a period from inception until December 31, 2019 (the “Fee Waiver Period”), to waive its asset management fee. Following the conclusion of the Fee Waiver Period, the Manager may, in its sole discretion, continue to waive its asset management fee, in whole or in part. The Manager will forfeit any portion of the asset management fee that is waived. The Manager decided to further waive its asset management fees through June 30, 2020.

Accordingly, during the six months ended June 30, 2021 and 2020 we have incurred asset management fees of approximately $194,000 and $0 respectively. As of June 30, 2021 and December 31, 2020, approximately $97,000 and $84,000, respectively, of asset management fees remain payable to the Manager.

The Company may be charged by the Manager a development management fee of 5.00% of total development costs, excluding property. However, such development fee is only intended to be charged if it is net of a fee being charged by the developer of the equity investment project or if there is no outside developer of the equity investment project. Our Manager may, in its sole discretion, waive its development management fee, in whole or in part. The Manager will forfeit any portion of the development management fee that is waived. As of June 30, 2021 and December 31, 2020, the Manager has not incurred any development management fees that are payable to the Manager. For the six months ended June 30, 2021 and 2020, no development management fees have been incurred or paid to the Manager.

The Company will reimburse the Manager for actual expenses incurred on our behalf in connection with the special servicing of non-performing assets. The Manager will determine, in its sole discretion, whether an asset is non-performing. As of June 30, 2021 and December 31, 2020, the Manager has not designated any asset as non-performing and no special servicing fees are payable to the Manager. For the six months ended June 30, 2021 and 2020, no special servicing fees have been incurred or paid to the Manager.

The Company will reimburse our Manager for actual expenses incurred on our behalf in connection with the liquidation of equity investments in real estate, and we will also pay the Manager an equity disposition fee of up to 1.50% of the gross proceeds from such sale if our Manager is acting as the real estate developer or is engaged by the developer to sell the project. As of June 30, 2021 and December 31, 2020, no equity investments have been disposed of and no disposition fees are payable to the Manager. Accordingly, for the six months ended June 30, 2021 and 2020, no disposition fees have been incurred or paid to the Manager.

Fundrise Lending, LLC

As an alternative means of acquiring loans or other investments for which we do not yet have sufficient funds, and in order to comply with certain state lending requirements, Fundrise Lending, LLC, a wholly-owned subsidiary of our Sponsor, or its affiliates may close and fund a loan or other investment prior to it being acquired by us. This allows us the flexibility to deploy our offering proceeds as funds are raised. We then will acquire such investment at a price equal to the fair market value of the loan or other investment (including reimbursements for servicing fees and accrued interest, if any), so there is no mark-up (or mark-down) at the time of our acquisition. During the six months ended June 30, 2021 and 2020, the Company purchased zero and one investments, respectively, that were owned by Fundrise Lending, LLC.

For situations where our Sponsor, Manager, or their affiliates have a conflict of interest with us that is not otherwise covered by an existing policy we have adopted or a transaction is deemed to be a “principal transaction”, the Manager will appoint an independent representative (the “Independent Representative”) to protect the interests of the members and review and approve such transactions. Any compensation payable to the Independent Representative for serving in such capacity on our behalf will be payable by us. Principal transactions are defined as transactions between our Sponsor, Manager or their affiliates, on the one hand, and us or one of our subsidiaries, on the other hand. Our Manager is only authorized to execute principal transactions with the prior approval of the Independent Representative and in accordance with applicable law. Such prior approval may include but not be limited to pricing methodology for the acquisition of assets and/or liabilities for which there are no readily observable market prices. During the six months ended June 30, 2021 and 2020, fees of approximately $3,000 and $5,000, respectively, were paid to the Independent Representative as compensation for those services and included as general and administrative expense in the statements of operations.

Fundrise, L.P., Member

Fundrise, L.P. is a member of the Company and held 1,000 shares as of June 30, 2021 and December 31, 2020. One of our Sponsor’s wholly-owned subsidiaries is the general partner of Fundrise, L.P.

Rise Companies Corp, Member and Sponsor

Rise Companies Corp. is a member of the Company and held 500 common shares as of June 30, 2021 and December 31, 2020.

For the six months ended June 30, 2021 and 2020, the Sponsor incurred approximately $14,000 and $8,000, respectively, of operational costs on our behalf. As of June 30, 2021 and December 31, 2020, approximately $8,000 and $2,000 was due and payable, respectively.

Investment in National Lending, LLC

In July 2019, our Manager formed a self-sustaining lending entity, National Lending, which is financed by each of the eREITs affiliated with our Sponsor. National Lending is managed by an independent manager (the “Independent Manager”) through a management agreement at a market rate. Each eREIT contributes an amount to National Lending in exchange for ownership interests, originally not to exceed 3% of its assets under management to National Lending. On March 23, 2020, the Company entered into an Amended and Restated Operating Agreement with National Lending, which increased the maximum contribution for partnership interest from 3% to approximately 5% of a partner’s assets under management. Accordingly, the Company has a continuous funding commitment to maintain a total contribution amount of up to 5% of its assets under management to National Lending. As of June 30, 2021 and December 31, 2020, the Company has contributed approximately $2.2 million and $1.9 million for a 3.55% and a 3.72% ownership in National Lending, respectively.

National Lending may provide short-term bridge financing through promissory notes to any of the eREITs, including us who have contributed in order to maintain greater liquidity and better finance such eREITs’ individual real estate investment strategies. The promissory notes bear a market rate of interest and are generally repaid via the capital raised by each of the borrowing eREITs’ Offerings. All transactions between National Lending and the borrowing eREITs are reviewed by the Independent Manager. As of June 30, 2021, we had entered into two promissory notes in the principal amount of $3.0 million each, maturing on May 24, 2022 and June 30, 2022, respectively, with an interest rate of 3.5% per annum. As of December 31, 2020, we had not entered into any promissory notes with National Lending.

9.	Economic Dependency

Under various agreements, the Company has engaged or will engage our Manager and its affiliates to provide certain services that are essential to the Company, including asset management services, asset acquisition and disposition decisions, the sale of the Company’s common shares available for issue, as well as other administrative responsibilities for the Company including accounting services and investor relations. As a result of these relationships, the Company is dependent upon our Manager and its affiliates. In the event that these companies were unable to provide the Company with the respective services, the Company would be required to find alternative providers of these services.

10.	Commitments and Contingencies

Reimbursable Organizational and Offering Costs

The Company has a contingent liability related to potential future reimbursements to the Manager for organizational and offering costs that were paid by the Manager on the Company’s behalf. As of June 30, 2021 and December 31, 2020, approximately $40,000 of organizational and offering costs incurred by the Manager may be subject to reimbursement by the Company in future periods, based on achieving specific performance hurdles as described in Note 2, Summary of Significant Accounting Policies – Organizational and Offering Costs.

Legal Proceedings

As of the date of the financial statements, we are not currently named as a defendant in any active or pending litigation. However, it is possible that the Company could become involved in various litigation matters arising in the ordinary course of our business. Although we are unable to predict with certainty the eventual outcome of any litigation, management is not aware of any litigation likely to occur that we currently assess as being significant to us.

11.	Subsequent Events

In connection with the preparation of the accompanying financial statements, we have evaluated events and transactions occurring through September 27, 2021 for potential recognition or disclosure.

Offering

The Company qualified an additional $72.3 million of common shares on September 24, 2021, which represents the value of shares available to be offering as of the date of its most recent offering circular out of the rolling 12-month maximum offering amount of $75.0 million.

Increased Principal Balance

On July 27, 2021, we executed an amendment to the Oakridge Mezzanine Loan, increasing our total commitment to approximately $12.6 million. The remaining commitment amount will be funded in draws.

Notes from National Lending, LLC

On July 23, 2021, National Lending issued a promissory note to the Company in the principal amount of $2 million. The note bears a 3.5% interest rate and matures on July 23, 2022. As of September 27, 2021, there is outstanding principal of $8 million and accrued interest outstanding of approximately $53,000 related to the promissory note with National Lending.